Exhibit 99.1

August 3, 2016	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER REPORTS THE PASSING OF TOPIA MINE

GENERAL MANAGER

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”; the “Company”) announces that the General Manager of the Topia Mine, Ing. Javier Ramirez Vargas unexpectedly died earlier today in the town of Topia. The circumstances of Mr. Ramirez’s death are being investigated by authorities at this time. Although Mr. Ramirez’s death did not occur at the Company’s operations, out of respect for Mr. Ramirez and to allow our employees time to recover from his sudden passing, the Company has temporarily suspended mining and processing operations at its Topia Mine in Durango

"We are all shocked by this tragedy," stated Robert Archer, President and CEO. “Javier was General Manager at Topia since the commencement of operations there more than ten years ago, and was integral to the success of the mine. Our thoughts and prayers are with Javier’s family and friends during this most difficult time. We will continue to offer his family and team any support that they might require.”

The Company is cooperating with the relevant authorities in connection with an investigation into the circumstances surrounding Mr. Ramirez’s death.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine, and the Topia Mine in Durango.

Robert Archer

President & CEO

For more information, please contact: Spiros Cacos Director Investor Relations Toll free: 1 888 355 1766 Tel: +1 604 638 8955 scacos@greatpanther.com www.greatpanther.com